[ING FUNDS LOGO]

February 24, 2014

VIA EDGAR

Ms. Amy W. Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Ms. Miller:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) to Jay Stamper on February 3, 2014, for Post-Effective Amendment No. 178 to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”) filed on December 17, 2013. Our summary of the comments made to the Prospectus and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Prospectus

1.	Comment:

The Staff requested that the Registrant amend the table entitled “Shareholder Fees – Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

Response:

The Registrant appreciates the Staff’s comment, but the Registrant believes that, due to the fact that a contingent deferred sales charge (“CDSC”) for Class A shares is levied in limited circumstances, the current presentation accompanied with a footnote with respect to a potential CDSC most accurately captures a shareholder’s potential Class A sales charge while still being prominent for the shareholder.

2.	Comment:

The Staff requested that the Registrant clarify whether the expense limitation agreement’s footnote following the Annual Fund Operating Expenses allows the Adviser or a Fund’s Board to terminate the expense limitation agreement as the current disclosure is unclear.

Response:

The Registrant appreciates the Staff’s comment and clarifies that the Adviser proposes the termination of a Fund’s expense limitation agreement and a Fund’s Board approves its termination. The Registrant has revised the footnote to clarify as follows:

“The obligation will automatically renew for one-year terms unless: (i) the adviser provides 90 days written notice of its termination and such termination is approved by the Fund’s board; or (ii) the management agreement has been terminated.”

3.	Comment:

The Staff requested that the Registrant explain supplementally why the disclosure in paragraph following the table entitled “Expense Examples” differs from language for other funds in that other funds’ disclosure states that the examples reflect applicable waivers for the one-year period and the first year of the three-, five- and ten-year periods.

Response:

The expense limitation agreement for ING Global Target Payment Fund extends until March 1, 2018 or four years from the effective date of the prospectus. Therefore, the examples are calculated for the one- and three-year periods and the first four years of the five- and ten-year periods. The expense limitation agreements for most other funds are extended for only one year from the effective date of a fund’s prospectus.

4.	Comment:

With respect to the use of “Global” in the name of the Fund, the Staff requested additional disclosure as to a percentage or policy as to the amount of the Fund’s assets that will be invested outside the United States.

Response:

The Fund is a fund-of-funds structure and as such does not generally invest directly in securities. However, the Registrant believes the disclosure indicating that the Fund will invest in underlying funds that invest in global securities is consistent with the guidance with respect to the use of the term “global” provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act release number 24828.

5.	Comment:	The Staff requested that the Registrant expand the risk entitled “Managed Payment” to include how a return of capital would affect the gain or loss and move that section to Item 9.

	Response:	The Registrant appreciates the Staff’s comment but believes the current risk disclosure provides a clear explanation of the effect of a return of capital.

6.	Comment:	The Staff requested that the Registrant includes REITs in the Principal Investment Strategies section.

Response:

The Registrant revised the language as follows: “The Fund seeks to achieve its investment objectives through a combination of strategic allocation to a diversified portfolio of ING Funds (“Underlying Funds”) invested in global equity; fixed-income, which may include floating rate loans and emerging markets debt; and real estate securities and real estate investment trusts; combined with a managed payment policy (the “Managed Payment Policy”).

7.	Comment:

With respect to the section entitled “Tax Information” in the summary section of the Fund’s prospectus, the Staff requested that the Registrant confirm that shareholders may invest in the Fund through a tax-deferred accounts and, if so, revise this section to include disclosure that indicates that investments made through a tax-deferred account may be taxed upon withdrawal from the account.

	Response:	The Registrant confirms that shareholders may invest in the Fund through a tax-deferred account and has so revised the language.

8.	Comment:

With respect to Footnote 1 to the table entitled “Historical Management Payment Rate” which discloses the portions of the managed payments treated as “return of capital” and “capital gains” for previous calendar years, the Staff requested that the Registrant explain supplementally how the Fund complies with Rule 19a-1 (“tax-basis” or “book-basis”).

	Response:	The Registrant confirms that its uses “book-basis” to comply with Rule 19a-1.

9.	Comment:

With respect to the discussion of the portfolio managers in the section entitled “Management of the Fund,” the Staff requested that the Registrant confirm whether the Fund is managed jointly by the portfolio managers listed or whether one of the portfolio managers is the lead portfolio manager.

	Response:	The Registrant confirms that the portfolio managers jointly manage the Fund.

Statement of Additional Information (“SAI”)

10.	Comment:	The Staff requested confirmation that the Fund looks through to the Underlying Funds for purposes of determining concentration.

	Response:	The Registrant so confirms.

11.	Comment:

With respect to the section entitled “Temporary Defensive and Short Term Positions” the Staff requested that the Registrant revise this section to adhere more closely with Instruction 6 to Item 9 of Form N-1A and include references to unusual “economic and political” conditions.

	Response:	The Registrant has revised this disclosure as requested.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Philip H. Newman, Esq.
Goodwin Procter LLP

ATTACHMENT A

[ING FUNDS LOGO]

February 24, 2014

VIA EDGAR

Ms. Amy W. Miller, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Series Fund, Inc.
SEC File Nos. 33-41694; 811-06352

Dear Ms. Miller:

ING Series Fund, Inc. (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:	Philip H. Newman, Esq.
Goodwin Procter LLP